SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                 CENTROCOM CORP.
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)

NEVADA                                                   86-0869570
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

1301 Dove Street, Suite 460, Newport Beach, California         92660
(Address of registrant's principal executive offices)     (Zip Code)

                                  713.622.4200
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Common stock, Par value $.0005
(Title of Class)

Title of each class                         Name of Each Exchange on which
to be so registered:                        each class is to be registered:
--------------------                        -------------------------------

         None                                            None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par value $.0005
------------------------------
(Title of Class)
                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                      Exhibit Index is specified on Page 16

                                Centrocom Corp.,
                              a Nevada corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                                                                   Page
-----------------------                                                                                   ----
 1.       Description of Business                                                                          3

 2.       Management's Discussion and Analysis of Financial Condition                                      4
          and Results of Operations

 3.       Description of Property                                                                          9

 4.       Security Ownership of Certain Beneficial Owners and Management                                   10

 5.       Directors, Executive Officers, Promoters and Control Persons                                     11

 6.       Executive Compensation - Remuneration of Directors and Officers                                  12

 7.       Certain Relationships and Related Transactions                                                   12

 8.       Legal Proceedings                                                                                13

 9.       Market for Common Equity and Related Shareholder Matters                                         13

 10.      Recent Sales of Unregistered Securities                                                          14

 11.      Description of Securities                                                                        14

 12.      Indemnification of Officers and Directors                                                        15

 13.      Financial Statements                                                                             15

 14.      Changes in and Disagreements with Accountants                                                    14

 15.      Financial Statements and Exhibits                                                                15

 15(a)    Index to Financial Statements
          Financial Statements                                                                    F-1 through F-11

 15(b)    Index to Exhibits
                   Exhibits                                                                       E-1 through E-93

                   Signatures                                                                              17

Item 1.  Description of Business.

     The Company. Centrocom Corporation (the "Company") was incorporated as Condo Management, Inc., a Nevada corporation, on June 18, 1992. On or about June 4, 1996, the Company changed its name to One and Only, Inc. On or about March 14, 1997, the Company changed its name to FamilyWare International, Inc. On or about June 4, 1999, the Company changed its name to Centrocom Corporation. The principal business address of the Company is 1301 Dove Street, Suite 460, Newport Beach, California 92660. The Company's telephone number is 713.622.4200. The Company's facsimile number is 713.622.5089.

     The Company's Subsidiaries. Family Ware Products, Inc. ("FWPI"), was incorporated in British Columbia on August 13, 1993. In or about February 1994, FWPI caused to be formed a wholly-owned subsidiary, Family Ware, Inc. ("FWI"), incorporated under the laws of the State of Delaware. In or about January of 1997, the Company purchased 100% of the issued and outstanding stock of FWPI. Immediately thereafter, FWPI transferred 100% ownership in FWI to the Company. FWPI and FWI are currently wholly-owned subsidiaries of the Company. On or about May 7, 1999, the Company acquired 100% of the issued and outstanding stock of Centrocom Corporation, a Nevada corporation . On or about June 4, 1999,
Centrocom Corporation, currently a wholly-owned subsidiary of the Company, changed its name to Centrocom Technologies Corporation ("CTC"). Neither FWPI nor FWI are currently engaged in any business activity. The Company anticipates that FWPI and FWI will be wound up and fully dissolved.

     Business of the Company. On or about May 7, 1999, the Company entered into a Common Stock Exchange and Acquisition Agreement ("Acquisition Agreement") with CTC. Pursuant to the Acquisition Agreement, the Company acquired from Eric Peacock and Vernon Briggs III, former officers and directors of the Company, 1,000,000 common shares of CTC, which shares represented all of the issued and outstanding shares of CTC's $.001 par value common stock in exchange for the issuance by the Company to Mr. Briggs and Mr. Peacock of a total of 9,000,000 shares of the Company's $.0005 par value common stock. As a result, CTC became a wholly-owned subsidiary of the Company. CTC was incorporated in 1996 for the purpose of designing and marketing Internet and network-oriented software.

     In or around, August, 1999, the Company, Eric Peacock and Vernon Briggs III entered into a Letter of Intent ("LOI") which contemplates the spin-off of CTC as a subsidiary of the Company. On or about October 21, 1999, the Company, Eric Peacock ("Peacock"), Vernon M. Briggs III ("Briggs") and CTC (collectively the "Parties") entered into an Agreement of Mutual Rescission ("Rescission Agreement"). The Rescission Agreement provides for the return to Briggs and Peacock of the one million (1,000,000) shares of $.001 common stock acquired by the Company pursuant to the Acquisition Agreement. The Rescission Agreement also provides for the return to the Company of the nine million (9,000,000) shares of $.0005 par value common stock acquired by Peacock and Briggs pursuant to the Acquisition Agreement.

     The Company and CTC are currently negotiating a Software Licensing Agreement ("Licensing Agreement") whereby the Company will be granted a license to exploit the Zowwwie!.com website and related software (collectively
"Software") more particularly described in this Item 1 under the heading "Licensed Products." The specific terms of the Licensing Agreement are currently being negotiated as well. As consideration for the license granted under the Licensing Agreement, CTC will acknowledge receipt of Four Hundred Thousand Dollars ($400,000.00) previously received by CTC from the Company. The Parties anticipate that the Licensing Agreement will contain terms restricting CTC's right to compete with the Company.

     The Company and CTC are currently negotiating a Software Development and Maintenance Agreement ("Maintenance Agreement"). The Parties anticipate that under the terms of the Maintenance Agreement, CTC will provide services for the development, supervision and management of the Software for a period of no less than eighteen (18) months. As consideration, the Company anticipates it will pay CTC Nineteen Thousand Four Hundred Forty Four Dollars ($19,444.00) a month for the term of the Maintenance Agreement assuming the Maintenance Agreement is not terminated. If terminated by reason of default or otherwise, the Company will have no further obligation to CTC under the Maintenance Agreement. The Parties anticipate that the Maintenance Agreement will contain terms restricting CTC's right to compete with the Company.

     CTC has designed Internet and network-oriented software that links people, information and data together to facilitate the delivery of goods and services over the Internet ("e-commerce"). CTC has a library of software and tools that can be customized to accommodate the requirements of various businesses. The Company will start with an examination of the particular client's business needs and requirements, taking into account the type of business, including, but not limited to, the products or services provided by that client and the management and goals of the particular client. Taking into account the particular client's requirements, the Company will provide the vehicle for manufacturers and distributors to effectively and rapidly market and sell their products and/or services.

     Licensed Products. The following represents those products developed by CTC that will be licensed to the Company pursuant to the Licensing Agreement:

     Auction Software. CTC has designed and developed software that allows manufacturers and single sellers to globally market, over the Internet, products and services. The software allows the seller to list an item for sale, identify a minimum price for the opening bids and specify how long the auction will last. Upon the successful sale of their product, the seller is charged an adjustable fee depending on the product's sales price. Buyers are not charged for making bids or purchasing products. The software keeps detailed track of sales progress in an entertaining, interactive format.

     E-Commerce Software. This software allows businesses to list their products and services on the Internet in an accessible format, as well as permitting the consumer to efficiently browse for inventory on the Internet and to add and place items in a database that saves information for up to 30 days.

     Zowwwie!.com. CTC has designed and developed software that will provide manufacturers, distributors and retailers the opportunity to offer and sell their products and services on the Internet using either an auction format or a fixed price format. Consumers are provided information on available products, location of products (including a map of how to get there), contact lists, warranty information, upgrades, customer support, price comparisons and product manuals. Zowwwie!.com provides its clients the opportunity to advertise their products, move aged inventory, auction products, announce new products, and update product manuals. Zowwie!.com also permits the user to participate in contests, chat rooms and bulletin boards where users have the opportunity to develop online relationships with other users that have similar product interests.

     The Company anticipates that the Licensing Agreement and Maintenance Agreement will involve the licensing, development and maintenance of the Zowwwie!.com Web site and related software, including, but not limited to, the auction software and e-commerce software.

     Employees. The Company currently has 12 full-time employees.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Liquidity and Capital Resources. In July of 1998 until in or around May 1999, the Company ceased all operations. At that time, the Company's assets were used to settle all liabilities and the carrying value of the assets exceeded the carrying value of the liabilities. At December 30, 1998, the Company did not have any cash resources. Also, at December 30, 1998, the Company did not have any assets or liabilities. For the fiscal year ended December 30, 1998, the Company experienced a net loss of $725,706, down from the $2,220,032 loss experienced during the fiscal year ended December 30, 1997.

     Results of Operations. On or about October 4, 1999, the Company launched its Zowwie!.com Web site. Currently, the Company's Web site contains price listings on (i) computers, including brand names such as IBM and Compaq; (ii) electronics, including products manufactured by Sharp, Sony, Panasonic and Lucent; (iii) jewelry; and

(iv) miscellaneous items such as cookware by Lamex. However, the Company has not yet realized any significant revenue from operations. With the Company's purchase of all of the issued and outstanding $.001 par value common stock of CTC the subsequent signing of the LOI, and subsequent to the anticipated signing of the Licensing Agreement and Maintenance Agreement, the Company now holds assets it believes will allow it to achieve long-term liquidity. The Company believes that the realization of those assets is dependent upon the Company's ability to complete the material steps necessary to make Zowwwie!.com a commercial success. As noted above, manufacturers, distributors and retailers have already listed their products on the Company's Web site. The Company is negotiating with additional suppliers to list products and services on the Company's Web site.

     The Company's success is materially dependent upon its ability to satisfy additional financing requirements. The Company is reviewing its options to raise substantial equity capital. The Company anticipates that it will begin to realize positive gross revenue in or around March, 2000. In order to satisfy its requisite budget, management has held and continues to conduct negotiations with various investors. The Company anticipates that these negotiations will result in additional investment income for the Company. To achieve and maintain the competitiveness of its Web site, the Company may be required to raise substantial funds. The Company's forecast for the period for which its financial resources will be adequate to support its operations involves risks and uncertainties and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital to develop, promote and conduct its operations. Such additional capital may be raised through public or private financing as well as borrowing and other sources.

     There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products and services that the Company would not otherwise relinquish.

     However, the Company believes it is poised to maintain its long-term liquidity. The Company believes that within a short period of time, it can begin to produce positive revenue through its Internet activities. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity.

     Marketing. The Company plans to market its products and services to manufacturers, distributors and retailers of a wide array of products and services. The Company's goal is to develop and constantly increase the number of users on its Web site. The Company believes that the more users it can generate, the more products and services its clients will sell, and the more money clients will pay to utilize the Company's products and services. The Company believes that e-commerce and online auctioning are fast-growing industries on the Internet. The Company believes that statistics show that more than 100 million people, in approximately 175 countries are connected to the Internet and thousands more are connecting on every day. Industry analysts believe that the Internet will have in excess of 700 million Web servers by the year 2000.

     The Company has enlisted the services of the marketing firm of Willis:Grace in Houston, Texas. Willis:Grace is being compensated for their services by the Company with stock and fees. The Company anticipates that Willis:Grace will focus its initial marketing efforts on markets encompassing rural, urban and suburban sectors in the United States only.

     The Company anticipates that it will market its products and services to a wide range of manufacturers, distributors and retailers as well as to single sellers. The Company believes its products and services have universal application and can be customized to meet the specific requirements of most businesses and individuals wishing to participate in e-commerce or conduct other business over the Internet. The Company anticipates that it will market its products and technologies through its Web site, trade publications, trade shows,
and  direct   sales.   The

Company is currently negotiating with various manufacturers, distributors and retailers in an effort to secure written additional agreements for the distribution of products over the Company's Web site.

     Competition. The Online auctioning and sale of goods and services over the Internet is a new and rapidly evolving market. The Company anticipates it may face significant competition from Internet providers of products and services such as e-Bay, Auction Universe and eCom eCom.com, Inc. Although the Company believes it does not currently face significant competition, the Company does expect competition to intensify in the future. Barriers to opening a new Internet storefront are rising, but remain minimal for such a true global reach.

     The Company believes that the principal competitive factors in Internet auctioning and e-commerce are selection, convenience, price, speed and accessibility, customer service, quality of site content, and reliability and speed of fulfillment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures with the Company's competitors. Competition will increase as the Internet and e-commerce in general become more widely accepted. However, the Company believes that its potential client base will also increase as the Internet and e-commerce become widely accepted as a means of marketing and distributing products and services.

     The Company believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company. However, it is possible that a single supplier may dominate one or more market segments. If competition increases, the Company might have to respond to competitive pressures by implementing pricing, marketing and other programs, or seeking out additional strategic alliances or acquisitions, that may be less favorable than would otherwise be established or obtained. Any such response to competitive pressures could materially adversely affect the Company's business, results of operations and financial conditions. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company.

     Increased competition could result in advertising or sponsorship price reductions, reduced margins or loss of market share, any of which could harm the Company's business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of the Company's present and potential competitors are likely to enjoy substantial competitive advantages, including the following (i) larger numbers of users; (ii) larger numbers of advertisers; (iii) greater brand recognition;
(iv) more fully-developed e- commerce opportunities; (v) larger technical, production and editorial staffs; and (vi) substantially greater financial, marketing, technical and other resources. If the Company does not compete effectively or if it experiences any pricing pressures, reduced margins or loss of market share resulting from increased competition, the Company's business could be adversely affected. Competition may include companies that are larger and better capitalized than the Company and that have expertise and established brand recognition in these markets. There can be no assurance that the Company's competitors will not develop Internet-related products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

     The Company believes that the software developed and licensed to the Company by CTC will allow the Company to meet and even surpass its competition. The Company believes that the Zowwwie!.com Web site and related software will be distinguished from its competitors by its ability to be customized to meet the needs of the particular client. The extensive information provided to consumers regarding available products, location of products, contact lists, warranty information, upgrades, customer support, price comparisons and product manuals also provides a competitive advantage to the Company. The Company also believes it can attract significant users through the use of contests, chat rooms and bulletin boards. Moreover, users will have the opportunity to develop online relationships with other users that have similar product interests. The Company also believes that the quality, variety and accessibility of the products and services it offers on its Web site will attract users and encourage retailers, manufacturers and distributors to utilize the Company's products and services.

     Technological Changes and New Products and Services. The market for Internet-related products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new and innovative products and services in the near future. The Company's future success will depend on the Company's ability to continually and on a timely basis introduce new products, services and technologies and to continue to improve the performance, features and reliability of the Company's products and services in response to both evolving demands of the marketplace.

     The use of Internet e-commerce as the primary means of distribution of products and services is unproven. The success of the Company is significantly dependent on an increase in the use of the Internet for e-commerce. Many retailers have little or no experience using the Internet for e-commerce. If the markets for Internet advertising or e- commerce do not continue to develop, the business and the financial condition of the Company may be adversely affected. Demand and market acceptance for e- commerce is uncertain and may not increase as necessary for the Company's business to grow or succeed. The adoption of e-commerce, particularly by companies that have historically relied on traditional methods of to sell their products and services, requires the acceptance of a new way of conducting business, exchanging information and completing commercial transactions. If e-commerce fails to develop or develops more slowly than the Company expects, its business could be adversely affected.

     There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced technologies, products and services, or that the Company's new products and services will adequately meet the requirements of the marketplace and achieve significant market acceptance. Due to certain market characteristics, including technologic change, changing customer needs, frequent new product and service introductions and evolving industry standards, timeliness of introduction of these new products and services is critical. Delays in the introduction of new products and services may result in customer dissatisfaction and may delay or cause a loss of revenue. There can be no assurance that the Company will be successful in developing new products or services or improving existing products and services that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new or improved products and services, or that its new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce new or improved products or services in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially adversely affected.

     Software Defects. The Company's products and services consist of or depend on complex software. Complex software occasionally contains defects, particularly when first introduced or when new versions are released. Although the Company and CTC conduct extensive testing, the Company may not discover software defects that affect new or current products and services until after the software is deployed. The Company has not to date experienced any material software defects, however, it is possible that, despite testing by the Company and CTC, defects may exist. Significant interruptions in the Company's activities that could damage the Company's reputation or increase service costs, cause the loss of revenue, delay market acceptance or divert development resources, any of which could cause the Company's business to suffer.

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally,


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


and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, the Company may be subject to the provisions of the recently enacted Communications Decency Act ("CDA"). Although the constitutionality of the CDA, the manner in which the CDA will be interpreted and enforced and its effect on the Company's operations cannot be determined, it is possible that the CDA could expose the Company to substantial liability. The CDA could also dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could, thereby, have a material adverse effect on the Company's business, results of operations and financial condition. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association ("ACTA") has filed a petition with the FCC for this purpose.

     Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease the demand for the Company's products and services. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Moreover, the applicability to the Internet of the existing laws governing issues such as property ownership, copyright, defamation, obscenity, and personal privacy is uncertain, and the Company may be subject to claims that its services violate such laws. Any such new legislation or regulation in the United States or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, operating results, and financial condition.

     Concerns about transactional security may hinder the Company's sale of its products and services and e-commerce in general. A significant barrier to e-commerce is the secure transmission of confidential information over public networks. Any breach in the Company's security could expose the Company to a risk of loss or litigation and possible liability. The Company may rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the algorithms the Company anticipates using to protect customer transaction data may occur. A compromise of the Company's security could severely harm the Company's business. A party who is able to circumvent the Company's security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of the Company's Web site. The Company may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all. Concerns over the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

     The Company's success and ability to compete may be significantly dependent on its proprietary content. The Company will rely on copyright law and software encryption to protect its content. While the Company will actively take steps to protect its proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the content of the Company's Web site. Infringement or misappropriation of such content or intellectual property could materially harm the Company's business. The Company may need to obtain licenses from others to refine, develop, market and deliver new services. The Company cannot make assurances that it will be able to obtain any such licenses on commercially reasonable terms or at all or that rights granted pursuant to any licenses will be valid and enforceable.

     Year 2000 Compliance. Historically, certain computer programs were written using two digits rather than four to define the applicable year. Accordingly. the Company's software may recognize a date using "00" as 1900 rather than the year 2000, which could result in major systems failures or miscalculations, commonly referred to as the Year 2000 issue.

     The Company has performed an assessment of major information technology systems and believes it has completed all necessary modifications or replacements in an attempt to ensure that systems are Year 2000 compliant. The costs of addressing this issue did not have a material adverse effect on the Company's financial position, results of operations or cash flows. The potential impact of the Year 2000 issue on significant customers, vendors and suppliers of the Company cannot be reasonably estimated at this time. However, if unanticipated or undetected year 2000 issues arise in the future that the Company cannot fix before January 1, 2000, the Company's operating costs could be increased and the Company could experience business interruptions which could harm their businesses. If the Company has not adequately addressed its year 2000 readiness issues in its internally developed proprietary software, the Company could be subject to claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend. In addition, the software and systems of governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of the Company's control may not be year 2000 ready. If these entities are not year 2000 ready, a systemic failure beyond the Company's control could result, including a prolonged Internet, telecommunications or general electrical failure. This type of failure would make it difficult or impossible to use the Internet or access to the Company's Web sites and would prevent the Company from publishing the Company's content. If a prolonged failure of this type occurred, the Company's business would be severely harmed.

Item 3. Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property:

=================================================================================================================================
Property                                      December 30, 1998                            December 30, 1997
---------------------------------------------------------------------------------------------------------------------------------
Cash                                          $0.00                                        $  30,129.00
---------------------------------------------------------------------------------------------------------------------------------
Furniture and Equipment (net)                 $0.00                                        $135,861.00
=================================================================================================================================

     The Company's Facilities. The Company is in the process of locating new facilities for its operations. Until such time, the Company will occupy those facilities it occupied prior to the signing of the Rescission Agreement.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a)  Security   Ownership  of  Certain  Beneficial  Owners.  The  following represents the beneficial owners of 5% or more of the Company's issued and outstanding common stock, other than officers and directors:

                            Name of                                   Percent of
Title of Class           Beneficial Owner                 Amount        Class
--------------           ----------------                 ------        -----

Common Stock        (Name and Address of Beneficial     9,099,710        42.5%
                    Owner Unknown at this time.)
                    Represented by Certificate
                    Number 1505 and Held by
                    Cede & Co.
                    P.O. Box 222
                    Bowling Green Station
                    New York, New York 10274


     (b) Security Ownership by Management. None of the current directors or principal executive officers of the Company beneficially own any shares of the Company's common stock.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

================================================================================
Name and Address      Age         Position                 Term as Director
----------------      ---         --------                 ----------------

David A. Smith         46      President                  On or about October
                               Chief Executive Officer    20, 1999 to present.
                               Secretary
                               Director
================================================================================

     President Chief Executive Officer Secretary Director

David A. Smith, President, Chief Executive Officer, Secretary and a Director. In 1975, Mr. Smith graduated from Baylor University and has been a Certified Public Accountant for over 20 years. In 1976, Mr. Smith joined the "big six" public accounting firm KPMG Peat Marwick, in Houston, Texas. In 1979, he left to start his own public accounting practice. In 1984 he was joined by Roger Goddard forming Smith, Goddard & Co, where Mr. Smith served as President until 1995. In 1995, Mr. Smith sold his interest in Smith, Goddard & Co., and formed Office Network, Inc. ("ONI"), a company specializing in the design, development and distribution of e-commerce software. Mr. Smith joined the Company as Chief Financial Officer in April of 1999. Mr. Smith has never been a director of a reporting company.

     All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Smith from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor is Mr. Smith the officer or director of any corporation or entity so enjoined.

Item 6.  Executive Compensation - Renumeration of Directors and Officers.

     Receipt of Compensation Regardless of Profitability. The officers, directors, and employees of the Company may be entitled to receive significant compensation, payments, and reimbursements regardless of whether the Company operates at a profit or a loss. Any compensation received by officers, directors, and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors, and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

     Renumeration of Officers. Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the two (2) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or          Capacities in which                  Aggregate
Identity of Group           remuneration was received              remuneration
-----------------           -------------------------              ------------

David Smith                 Chief Financial Officer                Shares of
                                                                   Common Stock
                                                                   (Accrued, yet
                                                                   unissued)
================================================================================

     Renumeration of Directors. As of December 30, 1998, no compensation has been paid to any of the directors of the Company.

Item 7. Certain Relationships and Related Transactions

     Transactions with Promoters. There were no transactions with promoters.

     Related Party Transactions. The following related party transactions occurred before the Company ceased operations in July of 1998 and before the Company resumed operations in or around May, 1999. The related party transactions described below involved former officers and former directors of the Company. The Company no longer has any financial obligation to the parties referenced below.

     The Company entered into various software sales agreements with Columbia Diversified Software Fund Limited Partnership ("Columbia") and Nifco Synergy Ltd ("Nifco") for the sale of computer software. At the time, certain shareholders of the Company were partners in Columbia and Nifco. Each agreement involved the transfer of software rights and title for cash, notes, and participation in sales. Pursuant to the sales agreement with Columbia, the Company earned an agency fee from Columbia for marketing, selling and updating the software. The Company and Columbia had a verbal agreement whereby the Company paid Columbia a fixed management fee for administration services provided to the Company. The Company and Columbia had agreed to the right of offset of the two fees. Net fees received by the Company for the year ended December 30, 1997 were $120,017. Net fees paid by the Company for the year ended December 30, 1998 were $21,898. In or around 1996, the Company advanced Nifco $220,740 as required by the sales agreement. The Company expensed the amount in 1997. Nifco also granted the Company a line of credit, bearing interest at 8%. No amounts were drawn on the line.

     The Company received unsecured, non-interest bearing advances from 471141 BC Limited, a wholly-owned company of Alnoor Kassam, former President and former director of the Company, and from Equicorp Investment, Inc., a company wholly-owned by Alnoor Kassam's brother. The amount outstanding to 471141 BC
Limited at December 30, 1997 was $558,167. The amount outstanding to 471141 BC Limited at December 30, 1998 was $0. During 1997, the Company repaid Equicorp Investment, Inc., $47,090. For the periods ending December 30, 1997 and 1998, no amounts were outstanding to Equipcorp Investment, Inc.

     The Company advanced monies to Cyberactive US, Inc., a company controlled by the Company's former President, Alnoor Kassam. The balance outstanding at December 30, 1997 was $240,798, which was fully reserved. The balance at December 30, 1998 was $0.

Item 8. Legal Proceedings

     The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists.

Item  9. Market For Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, under the trading symbol "ZOWI". The Company's common stock has closed at a low of $0.17 and a high of $9.00 for the 52-week period ending October 7, 1999 and closed at $0.56 on that date. Such quotations represent inter-dealer prices, without retail mark-up, mark-down or commission and many not represent actual transactions. As of December 30, 1998, there were no warrants to purchase common stock outstanding. There have been no cash dividends declared on the Company's common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

     Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item  10. Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B except for the following:

     On or about December 15, 1998, the Company sold 2,000,000 shares of its $.0005 par value common stock for $0.05 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Gross proceeds from that offering were $100,000. The majority of those funds were used for working capital.

Item  11.  Description of Securities

     The Company is authorized to issue 50,000,000 shares of common stock, $.0005 par value. As of June 30, 1999, there were 73 shareholders. As of June 30, 1999, 21,426,192 shares of the Company's common stock were issued and outstanding.

     Common Stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. There is no cumulative voting with respect to the election of directors of the Company, with the result that the holders of more than 50% of the Company's common stock voted for the election of directors can elect all of those directors. The holders of the Company's common stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's common stock. Holders of shares of the Company's common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock.

     Non-Cumulative Voting. The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining common stock of the Company may not be able to elect any of the Company's directors.

     Registration Rights. Existing holders of shares of the Company's common stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

     Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend among other things, upon the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of common stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

Item  12. Indemnification of Directors and Officers

     Limitation on Liability of Officers and  Directors of the Company.  Section
78.7502 of the Nevada General Corporation Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, should the Company amend its Articles of Incorporation to include such elimination or limitation of personal liability, or should the Company, as it contemplates, enter into indemnification agreements with each of its executive officers and directors pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company. DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements                                     Page

1        Independent Auditor's Report                                  F-1

2        Audited Consolidated Balance Sheets
         as at December 30, 1997 and 1998                              F-2

3        Audited Consolidated Statement of Loss
         for Periods Ended December 30, 1997 and 1998                  F-3

4        Audited Consolidated Statements of Stockholders'

         Equity for Period Ended December 30, 1998                     F-4

5        Audited Consolidated Statements of Cash Flows
         for Periods Ended December 30, 1997 and 1998                  F-5

6        Notes to Financial Statements                          F-6 through F-11


(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                             Page
-----------------                                             ----

1        Articles of Incorporation of                         E-1 through E-2
         Condo Management, Inc.

2        Amended and Restated Articles
         of Incorporation Evidencing Name
         Change to One and Only, Inc.                         E-3 through E-5

3        Certificate of Amendment of Articles
         of Incorporation Evidencing Name Change
         to FamilyWare International, Inc.                    E-6 through E-8

4        Certificate of Amendment of Articles of
         Incorporation Evidencing Name Change
         to Centrocom Corp.                                   E-9 through E-10

5        Bylaws of Centrocom Corp.                            E-11 through E-30

6        Share Exchange Agreement Between
         Michael Brown, Paul Harris, 471141 B.C.
         Ltd., FamilyWare Products Inc. and One
         and Only, Inc.                                       E-31 through E-44

7        Common Stock Exchange and Acquisition
         Agreement Between the Company, Centrocom
         Technologies Corporation (formerly Centrocom
         Corp.), Vernon Briggs III, Eric Peacock and
         Alnoor Kassam                                        E-45 through E-93

8        Mutual Rescission Agreement Between the
         Company, Centrocom Technologies Corporation
         (formerly Centrocom Corp.), Vernon Briggs III
         and Eric Peacock                                     E-94 through E-116

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Centrocom Corp. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on October __, 1999.

                                                    Centrocom Corp.
                                                    a Nevada corporation


                                               By:  /s/ David A. Smith
                                                    ----------------------------
                                                    David A. Smith
                                                    Its:     President

STRABALA
 RAMIREZ
  & Associates
                                                   Independent Auditors' Report
Certified Public Accountants & Consultants
        A Professional Corporation

Board of Directors
FamilyWare International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of FamilyWare International, Inc. (a Nevada corporation) and Subsidiaries as of December 30, 1998 and 1997 and the related consolidated statements of losses, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well us evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FamilyWare International, Inc. and Subsidiaries as of December 30, 1998 and l997 and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company ceased operations in 1998. As discussed in Note 8, the Company entered into a business combination with Centrocom Corp. on May 7, 1999; unaudited pro forma information is disclosed therein.

STRABALA, RAMIREZ & ASSOCIATES, INC.

/s/ Strabala, Ramirez & Associates, Inc.

Irvine, California
June 14, 1999

|_| ORANGE COUNTY CORPORATE OFFICE 19762 MacArthur Blvd., Suite 100, Irvine, CA 92612 (949) 852-1600 FAX (949) 852-1606

|_| LOS ANGELES OFFICE 4250 Wilshire Boulevard, Penthouse Suite, Los Angeles, California 90010 (323) 934-2400 FAX (323) 934-2935

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                     ASSETS

                                                    December 30,   December 30,
                                                        1998           1997
                                                    ------------   ------------
Current Assets
    Cash                                            $        --    $    30,179
    Accounts receivable, net of allowance
        for doubtful accounts of
        $0 and $238,731, respectively                        --         32,081
    Prepaid expenses and other current assets                --         55,568
                                                    -----------    -----------
        Total current assets                                 --        117,828
                                                    -----------    -----------
Furniture and equipment, net                                 --        135,861
                                                    -----------    -----------
Other assets
    Capitalized software costs, net                          --        456,363
    Trademark, net                                           --          3,240
                                                    -----------    -----------
        Total other assets                                   --        459,603
                                                    -----------    -----------
        Total assets                                $        --    $   713,292
                                                    ===========    ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY


                                                    December 30,   December 30,
                                                        1998           1997
                                                    ------------   ------------
Current liabilities
    Accounts payable                                $        --    $   462,284
    Accrued expenses                                         --         13,718
                                                    -----------    -----------
        Total current liabilities                            --        476,002

Advances from related parties                                --        558,167
                                                    -----------    -----------
        Total liabilities                                    --      1,034,169
                                                    -----------    -----------
Stockholders' equity
    Common  stock,  $.05 par  value,
        authorized 500,000 shares; issued
        and outatanding 71,025 shares
        at December 30, 1998 and 1997                     3,551          3,551
    Additional paid-in capital                        4,060,893      3,034,285
    Cumulative translation adjustment                    11,839         (8,136)
    Accumulated deficit                              (4,076,283)    (3,350,577)
                                                    -----------    -----------
        Total stockholders' equity                           --       (320,877)
                                                    -----------    -----------
        Total liabilities and stockholders' equity  $        --    $   713,292
                                                    ===========    ===========

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF LOSS

--------------------------------------------------------------------------------

                                                       Year ended December 30
                                                    ---------------------------
                                                        1998            1997
                                                    -----------     -----------
Revenues
     Sales                                          $       202     $     4,955
     Other income                                         2,144           2,310
     Interest income                                      4,011           3,642
                                                    -----------     -----------
                                                          6,357          10,907
     Less cost of sales                                      (4)           (701)
                                                    -----------     -----------
Net revenues                                              6,353          10,206
                                                    -----------     -----------
Expenses
     Salaries                                           220,610         517,557
     Consultants                                        206,446         416,293
     Write off of software development costs                 --         216,792
     Amortization and depreciation                      128,508         148,603
     General and administrative                         214,016         855,251
     Bad debt                                            35,532          75,742
                                                    -----------     -----------
         Total expenses                                 805,112       2,230,238
                                                    -----------     -----------
Loss before provision for income tax                   (798,759)     (2,220,032)

Provision for income tax                                     --              --
                                                    -----------     -----------

Loss from operations                                   (798,759)     (2,220,032)
                                                    ===========     ===========
Excess carrying value of assets traded to
  settle liabilities                                     73,053              --
                                                    ===========     ===========
Net loss                                            $  (725,706)    $(2,220,032)
                                                    ===========     ===========
EPS                                                 $     (0.20)    $     (0.32)
                                                    ===========     ===========

        The accompanying notes are an integral pan of these consolidated financial statements

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                        Common Stock
                                                        ------------
                                                                             Additional    Cumulative                    Total
                                                                              paid-in      translation  Accumulated   stockholders'
                                                    Shares        Amount      capital      adjustment     Deficit        equity
                                                  ----------   ----------   ------------   -----------  -----------   -------------
Balance, December 30, 1996                         5,000,000   $    2,500   $  l,262,145   $   (8,030)  $(1,130,545)  $   126,070

Cash received from joint ventures                         --           --      2,289,705           --            --     2,289,705
Common stock issued in share exchange with
  FamilyWare Products, Inc. - January 1997         2,002,500        1,001       (617,515)          --            --      (616,514)
Issuance of common stock - March 1997                100,000           50         99,950           --            --       100,000
Net Loss                                                  --           --             --           --    (2,220,032)   (2,220,032)
Foreign currency translation adjustment                   --           --             --         (106)           --          (106)
                                                  ----------   ----------   ------------   ----------   -----------   -----------
Balance at December 30, 1997                       7,102,500        3,551      3,034,285       (8,136)   (3,350,577)     (320,877)

Cash received from joint ventures                         --           --      1,026,608           --            --     1,026,608
Reverse 100 to 1 stock split - July 1998          (7,031,475)          --             --           --            --            --
Loss from operations                                      --           --             --           --      (798,759)     (798,759)
Excess current value of assets traded to settle
    liabilities                                           --           --             --           --        73,053        73,053
Foreign currency translation adjustment                   --           --             --       19,975            --        19,975
                                                  ----------   ----------   ------------   ----------   -----------   -----------
Balance at December 30, 1998                          71,025   $    3,551   $  4,060,893   $   11,839   $(4,076,283)  $        --
                                                  ==========   ==========   ============   ==========   ===========   ===========

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                                   Year ended December 30,
                                                                                  --------------------------
                                                                                      1998          1997
                                                                                  -----------    -----------
Cash flows from operating activities:
    Net loss                                                                      $  (725,705)   $(2,220,032)
    Adjustments to reconcile net loss to net cash used by operating activities:
       Excess current value of assets traded to settle liabilities                     73,053             --
       Write off of prepaid development costs                                              --        216,792
       Bad debt expense                                                                35,532         75,742
       Depreciation and amortization                                                  128,508        148,603
       Foreign currency translation adjustment                                         2,494        (12,967)
    Changes in assets and liabilities, prior to discontinuation of operations:
       Increase in accounts receivable                                                (32,081)         4,344
       Increase in prepaid expenses and other current assets                           55,568        (45,609)
       Increase (decrease) in accounts payable and accrued expenses                  (302,372)        26,126
                                                                                  -----------    -----------
    Net cash used in operating activities                                          (1,014,393)    (1,807,001)
                                                                                  -----------    -----------
Cash flows from investing activities:
    Acquisition of furniture and equipment                                             (1,951)      (104,313)
                                                                                  -----------    -----------
    Net cash used in investing activities                                              (1,951)      (104,313)
                                                                                  -----------    -----------
Cash flows from financing activities:
    Advances from (payments to) related parties                                       (40,443)       131,985
    Common stock and paid in capital                                                1,026,608      1,773,191
                                                                                  -----------    -----------
    Net cash provided by financing activities                                         986,165      1,905,176
                                                                                  -----------    -----------
    Net increase in cash                                                              (30,179)       (14,334)
    Cash, beginning of period                                                          30,179         44,513
                                                                                  -----------    -----------
    Cash, end of period                                                           $        --         30,179
                                                                                  ===========    ===========

       Supplemental Disclosure

       The Company paid no interest or income taxes in 1997 and 1998.

        The accompanying notes are an integral part of those consolidated financial staemcnts

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DISCONTINUATION OF OPERATIONS

FamilyWare International, Inc. (the Company) is the parent company of two wholly owned subsidiaries: FamilyWare Products, Inc. and FamilyWare, Inc. The subsidiaries were formed to design, develop, acquire, market and support a complete range of software products targeted for the home and Internet user in Canada and the United States. In July 1998, the Company ceased all operations. The Company's assets were used to settle all liabilities; the carrying value of the assets exceeded the carrying value of the liabilities. (See Note 8 for events occurring subsequent to year-end and management's plan to continue as a going concern.)

2.   ORGANIZATION AND HISTORY

Organization

FamilyWare Products, Inc.'s primary product was known as "The FamilyWare Software" which consisted of a group of database programs designed to organize and report on personal information such as, medical records, valuables and family history.

FamilyWare, Inc.'s primary products were "MindProber" and "SchoolCentral." MindProber was purchased from Text Generation, Inc. in 1996. It was a personality inventory program, designed to assist in developing vocational interests and enhancing intellectual skills. SchoolCentral was designed to help parents organize their children's curricular and extracurricular activities.

The Company entered into various joint venture agreements hoping to fund research and development and promote sales of the software. Because the Company failed to meet its obligation under the terms of those agreements, the Company forfeited all software ownership rights during 1998. In July 1998, the Company discontinued all operations (see Note 1).

History

FamilyWare Products, Inc., formerly Simple Simon Says Products, Inc., incorporated in British Columbia in August 1993. In February 1994, FamilyWare Products, Inc. established a wholly owned subsidiary, FamilyWare, Inc., incorporated in Delaware.

In January 1997, One and Only, Inc., formerly Condo Management, Inc., a public company incorporated in Nevada, purchased all of FamilyWare Products, Inc's outstanding stock through a share exchange agreement. The shareholders of FamilyWare Products, Inc. exchanged 100% of their stock, or 150,000 shares, for 5,000,000 shares, or 70%, of One and Only, Inc., obtaining both voting and management control of the surviving entity. The merger has been treated as a re-capitalization of FamilyWare Products, Inc. The share exchange effectively created a 33 1/3 for 1 stock split for FamilyWare Products, Inc. Accordingly, the financial statements reflect the historical activity of FamilyWare Products, Inc. with the capital structure of One and Only, Inc. Prior to the merger, One and Only, Inc. was a non-operating (shell) entity. In February 1997, One and Only, Inc. changed its name to FamilyWare International, Inc.

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

2.   ORGANIZATION AND HISTORY (continued)

In  July  1998,  the  Board  of  Directors  of  FamilyWare  International,  Inc.
authorized a 1 for 100 reverse stock split decreasing the number of shares issued and outstanding to 71,015 and increasing par value to $0.05 per share.

All  references  to  the  number  of  shares  issued  and   outstanding  in  the
accompanying statements have been restated to reflect both stock splits.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year-End

FamilyWare Products, Inc. fiscal year ends December 30, as permitted under Canadian tax law. After the January 1997 merger, FamilyWare International, Inc. and FamilyWare, Inc, adopted December 30 as their fiscal year end.

Principles of Consolidation

The  consolidated  financial  statements  include  the  accounts  of  FamilyWare
International,   Inc.  and  its  wholly  owned  subsidiaries.   All  significant
intercompany accounts and transactions were eliminated.

Financial Instruments

The Company's financial instruments, cash, accounts receivables and payables, are carried at their fair values. The Company's short-term debt consist of advances from related parties. A reasonable cost estimate of fair value could not be made without excessive costs; therefore, it is not practicable to estimate the fair value of short-term debt.

Furniture and Equipment

Furniture and equipment are stated at cost. The Company depreciated costs; over the estimated useful lives, ranging from 4 to 5 years using the 20% to 30% declining balance method for depreciation.

Software Development Costs

SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, Or Otherwise Marketed, requires capitalization of (internally developed and purchased) software development costs once technological feasibility has been achieved. Those costs are reported at the lower of cost or net realizable value. Commencing upon initial product release, costs were amortized on a straight-line basis over 5 years.

Trademark

The Company capitalized $3,782 of costs incurred establishing the "FamilyWare" trademark and amortized those costs on a straight-line basis over 5 years. Amortization expense in 1997 and 1998 was $176 and $754, respectively. The unamortized balance of $2,486 was written off at December 30, 1998.

Earnings per Share

Earnings (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each period, restated to reflect the stock splits (see Note 2).

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SFAS No. 128, Earnings per Share, requires the Company to disclose basic and diluted earnings per share. Diluted EPS includes potential common stock (that is, securities such as options or warrants) in the calculation thereby disclosing the diluted earnings of existing shareholders. The Company had no potential common stock; therefore, basic EPS equals diluted EPS.

Income Taxes

The Company adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each yearend. The tax benefits of operating losses are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized. Overall, the company used the benefits from net operating losses to reduce the provision for income taxes on items included in comprehensive income. Due to the uncertainty of the Company's future of operations, a valuation allowance has been established to reduce the deferred tax asset.

Foreign Currency Translation

The Company maintained its records in Canadian dollars, the functional currency. Monetary assets and liabilities were translated into U.S. dollars at year-end exchange rates; non-monetary assets were translated at historical rates. The resulting translation adjustments are reflected in the balance sheet in the Shareholders' Equity section titled "Cumulative translation adjustment."

Revenue and expense accounts were translated at the average rates in effect during the year. Transaction adjustments for those transactions not in Canadian dollars are included in income.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, revenues and expenses at each year end. Actual results could differ from these estimates.

4. FURNITURE AND EQUIPMENT

Furniture and equipment at December 30, 1997 and 1998 consists of the following:

                                                        1997             1998
                                                     ---------        ---------
Computer equipment                                   $ 119,298          121,249
Office furniture                                        44,019           44,019
Office equipment                                        10,587           10,587
                                                     ---------        ---------
                                                       173,904          175,855
Less accumulated depreciation                          (38,043)         (58,703)
Less assets traded for payables                             --         (117,152)
                                                     ---------        ---------
Furniture and equipment, net                         $ 135,861        $      --
                                                     =========        =========

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

4.   FURNITURE AND EQUIPMENT (continued)

Depreciation expense was $28,497 and $20,660, for the years ended December 30, 1997 and 1998, respectively. In 1998, furniture and equipment were traded as payment for outstanding liabilities.

5.   CAPITALIZED SOFTWARE COSTS

The Company purchased software from a shareholder of the Company (see Note 6). The purchase price was set at $270,000 plus participation in net sales, based on a prescribed formula, increasing the price a maximum of $155,000. Sales goals were not achieved, thus no additional costs were paid. Capitalized software costs at December 30, 1997 and 1998 consists of the following:

                                                        1997             1998
                                                     ---------        ---------
Purchased software                                   $ 270,000        $ 270,000
Internally developed software                          398,959          398,959
                                                     ---------        ---------
                                                       668,959          668,959
Less accumulated amortization                         (212,596)        (319,690)
Less write off                                              --         (349,269)
                                                     ---------        ---------
Capitalized software costs, net                      $ 456,363        $      --
                                                     =========        =========

Amortization expense was $119,930 and $107,094, for the years ended December 30, 1997 and 1998, respectively; the unamortized costs were written off at December 30, 1998.

6.   RELATED PARTY TRANSACTIONS

Software Purchases

The Company paid $270,000 to a wholly-owned subsidiary of Alnoor Kassam, a shareholder, for title and rights to certain software, in 1996.

Software Sales to Unincorporated Joint Ventures

The Company entered into various software sales agreements with Columbia Diversified Software Fund Limited Partnership (Columbia) and Nifco Synergy Ltd (Nifco) for the sale of all software. Certain shareholders of the Company are partners in Colombia. Each agreement involved the transfer of software rights and title for cash, notes, and participation in sales.

In accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock and related Emerging Issues Task Force issuances, no software sales took place. Among the reasons, the Company had continuing involvement in the software subsequent to the transfer and continuing involvement in the activities of Columbia and Nifco, in relation to the software. As a result, the Company carried the software on their books; the related notes receivable were not recorded. Payments received by the Company (the initial cash and payments on the notes) were treated as equity investments in the Company and are carried in Additional Paid in Capital on the balance sheet.

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

6.   RELATED PARTY TRANSACTIONS (continued)

Agency and Management Fees

In accordance with the sales agreement, the Company earns an agency fee from Colombia for marketing, selling and updating the software. Pursuant to a verbal agreement, the Company pays Colombia management fees for administration on behalf of the Company. The management fee is fixed, as mutually agreed upon by the Company and Columbia. The Company and Columbia have agreed to the right of offset of the two fees. Therefore the amounts have been offset and are included in general and administrative expenses in the income statement. Net fees paid (received) by the Company for the year ended December 30, 1997 and 1998 were $120,017 and ($21,898).

Prepaid Development Fees

In 1996, the Company advanced Nifco $220,740 for software development costs, in accordance with the sales agreement. The Company expensed the amount in 1997.

Line of Credit

Nifco granted the Company a line of credit, bearing interest at 8%. No amounts were drawn on the line.

Advances from Related Parties

The Company received unsecured noninterest-bearing advances from 471141 BC Limited, a wholly owned company of Alnoor Kassam, a shareholder of the Company, and from Equicorp Investment, Inc., a wholly owned company of Alnoor Kassam's brother. Amounts outstanding to 471141 BC Limited at December 30, 1997 and 1998 were $558,167 and $0. During 1997, the Company repaid Equipcorp $47,090; no amounts were outstanding at December 30, 1997 and 1998.

Advances to Related Parties

The Company advanced monies to Cyberactive US, Inc., a company controlled by the Company's president. The balance outstanding at December 30, 1997 was $240,798, which was fully reserved; the balance at December 30, 1998 was $0.

7.   COMMITMENTS AND CONTINGINCIES

The Company leased corporate office space under a five-year noncancellable, long-term operating lease expiring in April 2002. The lease required monthly payments of $3,727. In addition, the Company is responsible for its proportionate share of operating costs and the estimated property taxes in equal monthly installments. The Company leased equipment under noncancellable, long-term operating leases. Minimum payments due through 2002 under the terms of the original agreements total $389,428 at December 30. 1998. The Company successfully terminated all obligations and as of December 30, 1998, no amounts are due.

                         FAMILYWARE INTERNATIONAL, INC.
                 (FORMERLY ONE AND ONLY, INC.) AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

8.   UNAUDITED SUBSEQUENT EVENT

On May 7, 1999, the Company entered into a Common Stock Exchange and Acquisition Agreement with CentroCom Corp. Each share of CentroCom stock (1,000,000 shares) was exchanged for 9 shares of Company stock (9,000,000 shares). The combination will be accounted for as a pooling of interest. Historical financial information presented in future reports will be restated to include CentroCom. The unaudited summarized pro forma data, effectively combining net revenue and net loss of the two companies for the years ended December 30, 1997 and 1998, gives effect to the acquisition had it occurred on December 31, 1996. Pro-forma information is as follows:

                                   December 30, 1997   December 30, 1998
                                   -----------------   -----------------
                                      (unaudited)          (unaudited)

Net revenue                           $   74,128           $134,999
Net loss                             ($2,715,377)         ($863,625)